MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

October 6, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Series Trust IV

Post-Effective Amendment to Registration Statement on Form N-1A

File Nos. 333-126384; 811-21781

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Ryan Sutcliffe of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A of Pioneer Series Trust IV (the “Registrant”), with respect to its series Amundi Climate Transition Core Bond Fund (the “Fund”). Following are the Staff’s comments and the Registrant’s responses thereto:

1. Comment:	The Staff requested that the Registrant include in its response a complete review of disclosure changed in response to a comment from the Staff or attach to the response a redline reflecting such disclosure changes.

Response:	Attached to the response as Appendix A, please find a redline reflecting disclosure revised in response to a comment from the Staff.

2. Comment:	The Staff requested that the Registrant complete all bracketed or incomplete information in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the Securities Act of 1933 with respect to the Fund. The Staff requested that, to the extent applicable, the Registrant also complete all bracketed or missing information in the redline provided with the response to the Staff’s comments to permit the Staff to review such information sufficiently in advance of the Rule 485(b) filing.

Response:	The Registrant confirms that all bracketed or incomplete information will be completed in the Registrant’s Rule 485(b) filing. In addition, attached to this response as Appendix A is a redline in which all bracketed or incomplete information has been completed.

3. Comment:	The Staff requested that the Registrant make bold the statement under “Fees and expenses of the Fund” that “you may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below,” in accordance with Item 3 of Form N-1A.

Response:	The Registrant confirms that it has made bold the statement referenced by the Staff.

4. Comment:	The Staff requested that the Registrant confirm that the expense example for each class of shares for year 3 reflects the contractual expense limitation described in footnote 2 to the fee table.

Response:	The Registrant has revised the expense example for each class of shares for year 3 to reflect the contractual expense limitation described in footnote 2 to the fee table.

5. Comment:	The Staff requested that the Registrant revise the expense example for Class C shares to show expenses if an investor redeems shares and if the investor does not redeem shares in accordance with Item 3 of Form N-1A.

Response:	The Registrant has revised the expense example for Class C shares to show expenses if an investor redeems shares and if the investor does not redeem shares in accordance with Item 3 of Form N-1A.

6. Comment:	The Staff requested that the Registrant confirm in its response that the Fund’s investments in bonds designed to support the climate transition or other environmental purposes (known as “green bonds”) meet the Climate Transition Criteria described in Item 4 and Item 9.

Response:	The Registrant confirms that the Fund’s investments in green bonds will meet the Climate Transition Criteria. The Registrant has revised the disclosure regarding the Climate Transition Criteria to state that “investments meeting the Climate Transition Criteria include (a) those whose issuers, in the view of the adviser: (1) are participating in, or contributing to, the goal of achieving lower carbon emissions, (2) have developed and are implementing a viable sustainability plan or (3) have low direct carbon emissions or impact, which may include securities issued by the U.S. government or its agencies; or (b) bonds designed to support the climate transition or other environmental purposes (known as “green bonds”).”

7. Comment:	The Staff requested that the Registrant disclose how the Fund calculates the value of derivatives positions for purposes of complying with the Fund’s 80% policy.

Response:	The Registrant confirms that the Fund will calculate the value of derivatives positions at mark-to-market value for purposes of complying with the Fund’s 80% policy. The Registrant has included the following disclosure in the Fund’s Statement of Additional Information:

“Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in fixed income investments that meet the investment adviser’s climate transition criteria (the “Climate Transition Criteria”). The Climate Transition Criteria are defined in the Fund’s prospectus. For purpose of satisfying this policy, the Fund may invest in derivative instruments that provide exposure to fixed income investments or have similar economic characteristics. The Fund will use the market value of derivative instruments for purposes of this policy.”

8. Comment:	The Staff noted that the Registrant states that the Fund’s adviser “allocates the Fund’s investments among the segments of the fixed income markets based on its outlook for economic, interest rate and political trends.” The Staff requested that the Registrant revise the disclosure to clarify what is meant by “segments of the fixed income market.”

Response:	The Registrant has revised the disclosure referenced by the Staff to state that the Fund’s adviser “allocates the Fund’s investments among different fixed income asset classes (e.g., corporate obligations, mortgage-backed and asset-backed securities, and U.S. government securities) based on its outlook for economic, interest rate and political trends.”

9. Comment:	The Staff noted that the Registrant states that the Fund’s adviser intends to use one or multiple third party data or scoring providers to select investments for the Fund. The Staff requested that the Registrant identify in the principal investment strategies disclosure the primary provider that the adviser intends to use. The Staff also requested that the Registrant briefly summarize each provider’s criteria or methodology in the principal investment strategies disclosure. The Staff requested that the Registrant consider any related principal risks to the Fund’s use of third party data providers since the criteria used by the providers can differ significantly.

Response:	The Registrant notes that the adviser does not intend to rely on a third party vendor’s analysis, criteria or scoring as the basis for selecting investments for the Fund. Rather, the adviser expects to use available data from one or more third party vendors, such as statistics with respect to an issuer’s carbon footprint, as information that the adviser considers in making its own investment decisions. Accordingly, the Registrant respectfully submits that the additional disclosure requested by the Staff is not applicable for the Fund.

However, the Registrant has revised the disclosure to clarify that “when considering the carbon or other climate-related characteristics of an issuer, Amundi US may use statistics and other available data from independent third parties.”

10. Comment:	The Staff noted that the Registrant states that the Fund’s adviser may determine that an issuer does not meet the Climate Transition Criteria if the issuer does not meet or exceed expected progress targets toward low carbon ambitions, although relatively unfavorable carbon emissions progress will not automatically exclude an issuer from consideration by the Fund’s adviser as an investment for the Fund. The Staff requested that the Registrant explain in its response if investments in issuers that exhibit relatively unfavorable carbon emissions progress would be counted towards compliance with the Fund’s 80% policy and, if so, how such investments would be consistent with the Fund’s 80% policy and not in conflict with Rule 35d-1.

Response:	The Registrant has revised the disclosure to clarify that the Fund’s adviser “may determine that an issuer meets the Climate Transition Criteria even if the issuer does not currently meet or exceed expected targets toward lower carbon emissions, for example if the issuer demonstrates improving carbon emissions or announces a viable sustainability plan. Accordingly, certain investments that meet the Climate Transition

Criteria may have relatively high carbon emissions. Over time, Amundi US expects that the Fund’s portfolio, on an asset-weighted basis, will reflect continued and measurable progress toward lower carbon outcomes.”

11. Comment:	The Staff noted that the Registrant states that the Fund’s investments may have fixed or variable principal payments and all types of interest rate payment and reset terms, including fixed rate, adjustable rate, floating rate, zero coupon, contingent, deferred, payment in kind and auction rate features. The Staff requested that the Registrant confirm in its response if the Fund intends to invest in contingent convertible securities as part of the Fund’s principal investment strategies.

Response:	The Registrant confirms that the Fund does not intend to invest in contingent convertible securities as a principal investment strategy of the Fund.

12. Comment:	The Staff requested that the Registrant ensure that the disclosure accurately describes the Fund’s use of derivatives and their risks. The Staff noted that disclosure for any principal investment related to derivatives should be tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund believes are the most important means of achieving its objectives, and that the Fund anticipates will have a significant effect on its performance. The Staff noted that disclosure should not reflect generic risks associated with each derivative type. The Staff referred to the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response:	The Registrant confirms that it believes the Fund’s derivatives-related disclosure accurately describes the Fund’s use of derivatives and their risks in accordance with the letter from Barry D. Miller to the Investment Company Institute.

13. Comment:	The Staff noted that the Registrant includes a risk factor for investments in repurchase agreements under “Principal risks of investing in the Fund,” and requested that the Registrant include corresponding disclosure in the Item 4 principal investment strategies disclosure.

Response:	The Registrant has revised the Item 9 investment strategies disclosure and Item 4 and Item 9 investment risk disclosures to clarify that investments in repurchase agreements are an additional investment strategy of the Fund rather than a principal investment strategy.

14. Comment:	The Staff requested that the Registrant identify in its response the broad measure of market performance to which the Fund will compare its average annual total returns.

Response:	The Registrant notes that the Fund will compare its average annual total returns to the Bloomberg US Aggregate Bond Index.

15. Comment:	The Staff noted that it appears that the Fund will invest significantly in CDOs, CLOs, CMOs, non-investment grade private MBS and CMBS. The Staff requested that, given the liquidity profile of such investments, the Registrant explain in its response how the Fund determined that its investment strategy is appropriate for the open-end fund structure. The Staff noted that a response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4, and that a response may also include general market data on the types of investments the Fund intends to hold. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-155.

Response:	The Registrant notes that investments in CDOs, CLOs, CMOs, non-investment grade private MBS and CMBS, and other structured products, should not be presumed to be illiquid. The Registrant notes that current market data published by SIFMA indicates that the market for structured products as a whole is over $13 trillion, and that the average daily trading volume of the non-agency structured product market is over $2.8 billion. The Registrant notes that the structured products in which the Fund may invest are actively traded in these secondary markets. These structured product securities typically trade at tight bid/ask spreads, which are supported by quotes from multiple pricing sources.

In addition, the Registrant has adopted a liquidity risk management program (the “Liquidity Risk Management Program”) pursuant to the requirements of Rule 22e-4 under the Investment Company Act of 1940 (the “1940 Act”). All securities in which the Fund invests, including all structured products, are subject to the oversight and policies of the Liquidity Risk Management Program. Pursuant to Rule 22e-4 and the Liquidity Risk Management Program, the Fund may not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments. As a result, the Fund’s portfolio, including investments in structured products, will primarily consist of liquid investments.

Furthermore, the Registrant believes, based on the adviser’s extensive experience in managing open-end funds that invest in CDOs, CLOs, CMOs, non-investment grade private MBS and CMBS, and other structured products, that the majority of the Fund’s investments in such structured products will be categorized as highly liquid or moderately liquid under the Liquidity Risk Management Program.

Accordingly, the Registrant believes that such investments, and the Fund’s investment strategy, are appropriate for the open-end fund structure.

16. Comment:	The Staff noted that the Registrant states that the Fund may invest in insurance-linked securities, including certain structured reinsurance instruments that generally will be considered illiquid securities by the Fund. The Staff requested that the Registrant discuss in its response any special valuation considerations with respect to such instruments, including how these instruments are valued, the frequency of valuation, and who values such instruments.

Response:	The Registrant notes that, as disclosed in the prospectus under “Pricing of shares,” the Fund values (i) event-linked bonds at the bid price obtained from an independent third party pricing service; and (ii) other insurance-linked securities at the bid price obtained from an independent third party pricing service, or through a third party using a pricing matrix, insurance industry valuation models, or other fair value methods or techniques to provide an estimated value of the instrument.

The Registrant notes that certain insurance-linked securities in which the Fund may invest, such as event-linked bonds, are traded on an exchange. As indicated above, such securities are generally valued using the bid price obtained from an independent third party pricing service, and such valuations generally are characterized as Level 2 inputs in the fair value hierarchy outlined in U.S. GAAP. Such securities are generally categorized as highly liquid or moderately liquid under the Liquidity Risk Management Program. Valuations of event-linked bonds are generally obtained on a daily basis.

Other insurance-linked securities in which the Fund may invest are not listed on an exchange, including quota share instruments (also known as “reinsurance sidecars”), collateralized reinsurance investments, industry loss warranties and other reinsurance-related securities. As indicated above, such securities generally are valued at the price provided by an insurance transformer based on a formula approved by the Fund’s valuation designee, and such valuations generally are characterized as Level 3 inputs in the fair value hierarchy outlined in U.S. GAAP. Such securities may be categorized as illiquid under the Liquidity Risk Management Program. To the extent that an insurance-linked security is illiquid, that security would be counted toward the 15% limit on illiquid securities set forth in Rule 22e-4. As a general matter, the secondary market for insurance-linked securities is somewhat limited and because these securities are not affected by factors such as interest rate changes that impact traditional fixed income securities, valuations of these securities are generally obtained on a weekly basis.

The Registrant also notes that, at least initially, the Fund’s investments in event-linked bonds and other insurance-linked securities are expected to be relatively limited.

17. Comment:	The Staff requested that the Registrant revise the Fund’s fundamental policy regarding concentration in accordance with Section 8(b)(1) of the Investment Company Act of 1940 and Item 16(c)(1)(iv) of Form N-1A to provide that the Fund may not make any investment if, as a result the Fund’s investments will be concentrated in any one industry or group of industries.

Response:	The Registrant acknowledges the Staff’s comment. The Registrant notes that it believes that the Fund’s policy addresses the requirements of Section 8(b)(1) of the 1940 Act. The Registrant also notes that the formulation of the Fund’s concentration policy is consistent with the formulation adopted by the other funds in the Pioneer fund family and has been reviewed by the Staff on multiple occasions, including prior to the submission of the policy to shareholders of various Pioneer funds for approval.

18. Comment:	The Staff noted that the Registrant states that, with respect to the Fund’s fundamental policy relating to issuing senior securities, certain widely used investment practices that involve a commitment by a fund to deliver money or securities in the future are not considered by the Commission to be senior securities, provided that a fund segregates cash or liquid securities in an amount necessary to pay the obligation or the fund holds an offsetting commitment from another party. The Staff requested that the Registrant revise this statement to address compliance with Rule 18f-4.

Response:	The Registrant has revised the disclosure referenced by the Staff as follows:

“Rule 18f-4 under the 1940 Act permits the Fund to enter into swaps, security-based swaps, futures contracts, forward contracts, options and similar instruments, under which the fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise notwithstanding the limitation on the issuance of senior securities in Section 18 of the 1940 Act, provided that the fund either (i) maintain asset coverage of at least 300% with respect to such transactions and any other borrowings in the aggregate, or (ii) treats such transactions as Derivatives Transactions under Rule 18f-4 and complies with Rule 18f-4 with respect to such transactions.”

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

Appendix A